

Mail Stop 3561

June 10, 2010

Via Fax & U.S. Mail

Mr. Donald St. Pierre
Chief Financial Officer
Blackwater Midstream Corp.
660 LaBauve Drive
Westwego, LA 70094

> **Re: Blackwater Midstream Corp.**
> **Form 10-K for the year ended March 31, 2009**
> **File No. 000-51403**

Dear Mr. St. Peirre:

We have reviewed your response dated May 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2009

General

1. Please refer to our prior comment 3 when preparing your Form 10-K for fiscal 2010. Specifically, we would expect the historical operating results of the predecessor to be presented for the period from April 1, 2008 through December 22, 2008 in your consolidated statements of operations and cash flows. Successor financial statements should then be included for the period December 23, 2008 through March 31, 2009. A solid black line should separate these two columns. If significant, the historical

operating results of the predecessor (i.e. your statement of operations and your statement of cash flows) for the period from April 1, 2008 through December 22, 2008 should be separately presented in a footnote to the financial statements.

2. Your Form 10-K for the year ended March 31, 2010 should also address other material revisions discussed in your response letter, including revisions pursuant to our previous comments 5, 7, 8, 10, 11, 12, 13, 17 and 18, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, General

3. We have reviewed your response to our prior comment 3. Please note for future filings, as applicable, that where a predecessor exists (in your case the Westwego terminal) MD&A should focus on comparative discussions of the predecessor's financial statements for periods prior to the acquisition date. Discussions such as the description of operating results for the registrant (the legal entity prior to the acquisition of Westwego) should be omitted, as they are confusing. The historical operating results of the Predecessor (Westwego carve-out financials) become the historical operating results of the company. If you are unable to provide them (as we assume is the case for the predecessor balance sheet as of March 31, 2008), please explain this fact in the filing and construct your discussion and analysis accordingly.

Note 3 – Property, Plant, and Equipment, page 28

4. Your response to our previous comment 4 does not address how the useful lives of each asset were determined. Please tell us how you determined the useful lives for each asset listed in the table contained in this note were appropriate. Include specific testing that was performed and any other pertinent information that supports a full 40 year life on used assets such as tanks and docks. Such information may include age of such assets at acquisition, results of inspections performed during the acquisition process, etc. We may have further comment on your response.

5. In this regard, we have reviewed the audited carve-out financial statements of Westwego LA Terminal Business filed with your Form 8-K/A dated December 23, 2008. We note that the estimated useful life of the acquired buildings was determined to be ten years and the useful lives of improvements were found to be fifteen years. These estimates are consistent with those utilized by Nustar (at the lower end of the range). The lives of tanks and equipment were determined to be fifteen to forty years, which appears to exceed the twenty to thirty-five year useful life estimates utilized by Nustar. Accordingly, as you appear to have significantly extended each of these useful lives at March 31, 2009, please provide us with further support for your revised assumptions. In addition, please tell us how the "dock" was classified in the

Mr. Donald St. Pierre
Blackwater Midstream Corporation
June 10, 2010
Page 3

audited carve-out financial statements of Westwego. We may have further comments upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief